Flexible Solutions International Inc.
                                  6001 54 Ave.
                         Taber, Alberta, Canada T1G 1X4


September 30, 2022

VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

   Re: Flexible Solutions International Inc.
       Request for Withdrawal of Registration Statement on Form S-4 File No. 333-266314

Ladies and Gentlemen:

     In accordance with Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Flexible Solutions International Inc. (the "Company") hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the "Commission"), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, together with all exhibits thereto (the "Registration Statement"), which was initially filed on July 25, 2022.

     The Registration Statement was filed in connection with that certain Agreement and Plan of Merger and Reorganization, dated April 17, 2022 (as subsequently amended on July 24, 2022, the "Merger Agreement") with Lygos, Inc., FSI Merger Sub I, Inc., and FSI Merger Sub II, Inc. The Company is seeking withdrawal of the Registration Statement because the Merger Agreement was terminated effective as of September 30, 2022.

     The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

     The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     Should you have any questions, or require any additional information, please contact William T. Hart of Hart & Hart, LLC at (303) 839-0061.

                                   Sincerely,

                                       Flexible Solutions
                                       International Inc.


                                       By: /s/ Daniel B. O'Brien
                                           -----------------------------
                                           Daniel B. O'Brien
                                           Chief Executive Officer


cc: William T. Hart
    Hart & Hart, LLC